Exhibit 15.6

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-111310) of Elron Electronic Industries Ltd. of our report dated February 16, 2005, with respect to the consolidated balance sheets of the Given Imaging Ltd. as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2004, which report appears in the Annual Report on Form 20-F of Elron Electronic Industries Ltd. for the year ended December 31, 2004.

/s/ Somekh Chaikin Certified Public Accountants (Isr.) A member of KPMG International
Tel-Aviv, Israel July 12, 2005